November 9, 2012

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jaime G. John, Staff Accountant

Re: IceWEB, Inc. (the “Company”)

Form 8-K

Filed November 6, 2012

File No. 000-27865

Gentlemen:

The Company is in receipt of the staff’s letter of comment dated November 8, 2012. Below is the Company’s response to such comment, which such response is numbered consistent with the staff’s numbered comment. Contemporaneously, the Company has filed the related amended Form 8-K.

Item 4.01 Changes in Registrant’s Certifying Accountant

1.	Please amend your Form 8-K to address the uncertainty related to your ability to continue as a going concern, which is disclosed in the Reports of Independent Registered Public Accounting Firm dated December 22, 2011 and December 20, 2010. Note that such disclosure is required by Item 304(a)(1)(ii) of Regulation S-K.

RESPONSE: We have edited the original Form 8-K filing to include the following paragraph:

“The reports of Sherb & Co., LLP on the Company's financial statements as of and for the years ended September 30, 2011 and 2010, contained a modification to the effect that there was substantial doubt as to the Company's ability to continue as a going concern. Except for that modification, the reports did not contain an adverse opinion or disclaimer of opinion nor was qualified or modified as to uncertainty, audit scope, or accounting principle.”

2.	In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

RESPONSE: We have included an updated Exhibit 16 letter from Sherb & Co. LLP, our former accountant, which references the revised Form 8-K.

We trust the foregoing sufficiently responds to the staff’s comments.

The Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions regarding the foregoing, please call the undersigned at (571) 287-2405 or James M. Schneider, Esq. at (561) 362-9595.

Very truly yours,

/s/ Mark B. Lucky
Mark B. Lucky, Chief Financial Officer

cc	Mitch Pruzansky, Partner, D’Arelli Pruzansky., P.A.
James M. Schneider, Esq., Pearlman Schneider LLP

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